Delta Petroleum Corporation
Common Shares
247907207
June 30, 2004


CUSIP 247907207
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 4,614,300

6. 44,468

7. 4,614,300

8. 44,468

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Delta Petroleum Corporation
(b) 475 Seventeenth Street, Suite 1400
    Denver, Colorado
    80202
    U.S.A.

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 247907207

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 4,614,300
    (ii) 44,468
    (iii) 4,613,300
    (iv)  44,468

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
July 9, 2004
Neal Nenadovic
Chief Financial Officer